EXHIBIT 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by directors of major subsidiaries of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”):

Name of director:	Brendan Horan
Name of subsidiary company:	MiX Telematics Africa Proprietary Limited
Transaction date:	8 September 2014
Class of securities:	Ordinary shares
Number of securities:	125 000
Price per security:	R1.12
Total value:	R140 000.00
Nature of transaction:	Off-market exercise of share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Rory McWilliams
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	8 September 2014
Class of securities:	Ordinary shares
Number of securities:	200 000
Price per security:	R0.70
Total value:	R140 000.00
Nature of transaction:	Off-market exercise of share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

10 September 2014

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